[ON CHAPMAN AND CUTLER LLP LETTERHEAD]


                             Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               September 29, 2016


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1509
         S&P Global Dividend Aristocrats Select 25 Strategy Portfolio,
                  Series 1 File Nos. 333-213098 and 811-03763
--------------------------------------------------------------------------------
Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1509, filed on August 12, 2016, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the S&P Global Dividend Aristocrats Select 25 Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Overview

      1. The first sentence of this section states that the Fund consists of the "S&P Global Dividend Aristocrats Select 25 Strategy Portfolio, Series 1." (Emphasis added.) However, disclosure on the cover page of the prospectus identifies the Trust as the "S&P Global Dividend Aristocrats Select 25 Portfolio, Series 1." Please correct this inconsistency in this section, and throughout the prospectus.

      Response: The cover page has been revised in response to your comment.

Investment Summary -- Principal Investment Strategy

      2. The first sentence in this section states that the Trust invests at least 80% of the value of its assets in common stocks that are included in the S&P Global Dividend Aristocrats Index. (Emphasis added.) Since the Trust's registration statement provides hypothetical performance information based on a model that is fully invested in common stocks included in the Index, please revise the 80% policy to state that the Trust invests substantially all of the value of its assets in common stocks included in the Index.

      Response: The disclosure has been revised in response to your comment.

Investment Summary -- Security Selection

      3. The first bullet point in part 2 of this section is confusing. Please revise this bullet point to clarify whether this step of the security selection process includes or excludes American Depositary Receipts from the initial universe. Also, with regard to the second bullet point in part 2 of this section, please provide the time period over which the average daily trading volume is calculated, and the source of this data.

      Response: The disclosure has been revised in response to your comment.

      4. The first paragraph in part 3 of this section states that every company identified in the sub-universe is given a separate score for each of three financial metrics. Since the scores assigned to each company for each of the three financial metrics are not used in any formulaic calculation related to security selection, please explain to us why it is necessary to assign scores to every company, rather than just rank every company from highest to lowest on each of the three financial metrics.

      Response: The disclosure has been revised in response to your comment.

      5. The bullet points in part 3 of this section state that the "highest 2%," the "lowest 20%," and the "lowest 3%" of companies, respectively, are screened out using the three financial metrics. Please disclose in this section what happens if the application of these percentages results in fractional numbers of companies being selected for elimination from the universe (e.g., 15.4 companies or 25.6 companies).

      Response: The disclosure has been revised in response to your comment.

      6. Please disclose in part 4 of this section that the portfolio is not rebalanced during the life of the Trust.

      Response: The disclosure has been revised in response to your comment.

Investment Summary -- Hypothetical Performance Information

      7. We have significant concerns regarding hypothetical performance disclosure. Since hypothetical performance information is only appropriate if the hypothetical investment strategy is identical to the Trust's principal investment strategy, please disclose in this section that this is the case. Please also disclose in this section the identity of the party that calculated the hypothetical performance information. Also, please disclose whether a third party has verified or audited the hypothetical performance data and, if so, identify the verifying or auditing party, and file its consent as an exhibit to the registration statement. See Rule 436 under the Securities Act of 1933 (the "Securities Act").

      Response: The disclosure has been revised in response to your comment to clarify that the hypothetical investment strategy is identical to the Trust's principal investment strategy for the years that the S&P Global Dividend Aristocrats Index (the "Index") has been active. For years prior to the Index's inception, the sponsor receives data from S&P using the Index's methodology that was in effect on the inception date. The sponsor then uses this data to run the remaining screens of the investment strategy. The hypothetical performance data is calculated by the sponsor and has not been verified or audited by a third party.

      8. Please explain to us why the year 2000 was selected to begin the hypothetical performance, and why the years 2000 through 2005 are not included in the calculations of the strategy's hypothetical average annual returns. We may have further comments after reviewing your response.

      Response: The years 2000-2005 were included in the "Hypothetical Comparison of Total Return" to capture full market cycles. The sponsor believes that showing data from the year 2000 allows investors to see the long-term performance cycle of the strategy. The sponsor generally uses the year 2000 as its starting point for hypothetical performance across its unit investment trust complex, unless other factors exist that the sponsor believes warrants using a different time period. The disclosure has been revised so that the "Hypothetical Comparison of Average Annual Return" will include years 2000-2005.

      9. The first paragraph following the hypothetical performance tables discloses that the hypothetical performance information reflects the deduction of the maximum sales charge in the first year and a reduced sales charge in the remaining years. For each of the other fees shown in the fee table, please disclose in this paragraph which of the other fees are reflected in the hypothetical performance information, and which of these other fees are not reflected in the hypothetical performance information. Please also disclose in this paragraph that the Trust's actual performance may be materially different from the hypothetical performance. Also, since the Trust's principal investment strategy states that the Trust invests in individual common stocks, please explain to us why the last sentence of this paragraph, which states that the hypothetical total return figures "do not reflect the expenses of the underlying funds," is necessary.

      Response: The disclosure has been revised in response to your comment.

      10. The second paragraph following the hypothetical performance tables discloses how the hypothetical total return was calculated. Please also disclose in this paragraph the source of the pricing information used in this calculation.

      Response: The disclosure has been revised in response to your comment.

      11.   Please confirm to us in your response letter that:

            o hypothetical performance is shown only for periods during which the strategy was not used for actual accounts;

            o hypothetical performance is calculated based on readily available actual historical data, and no assumptions are used to create the data inputs;

            o the Trust maintains books and records of information that substantiate the hypothetical performance; and

            o the Trust has adopted policies and procedures as required by Rule 38a-1 under the Investment Company Act of 1940 (the "Investment Company Act") designed to prevent the Trust from violating Section 34(b) of the Investment Company Act when the Trust discloses hypothetical performance in its registration statement.

      Response: The sponsor confirms that:

            o hypothetical performance is shown only for periods during which the strategy was not used for actual accounts;

            o hypothetical performance is calculated based on readily available actual historical data, and no assumptions are used to create the data inputs;

            o the Trust maintains books and records of information that substantiate the hypothetical performance; and

            o the Trust has adopted policies and procedures as required by Rule 38a-1 under the Investment Company Act of 1940 (the "Investment Company Act") designed to prevent the Trust from violating Section 34(b) of the Investment Company Act when the Trust discloses hypothetical performance in its registration statement.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren